Exhibit (a)(5)(v)

Joel E. Elkins (SBN 256020)

jelkins@weisslawllp.com

WEISSLAW LLP

9107 Wilshire Blvd., Suite 450

Beverly Hills, CA 90210

Telephone: 310/208-2800

Facsimile: 310/209-2348

Attorneys for Plaintiff

[Additional counsel on signature page]

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF CALIFORNIA

ANTHONY FRANCHI, Individually and On	Case No. ‘18CV0131 DMS JLB
Behalf of All Others Similarly Situated,

Plaintiff,	CLASS ACTION

v. IGNYTA, INC., JONATHAN E. LIM, JAMES BRISTOL, ALEX CASDIN, HEINER DREISMANN, JAMES FREDDO, STEVE HOERTER, ROCHE HOLDINGS, INC., and ABINGDON ACQUISITION CORP., Defendants.	COMPLAINT FOR VIOLATION OF THE SECURITIES EXCHANGE ACT OF 1934 JURY TRIAL DEMANDED

COMPLAINT FOR VIOLATION OF THE SECURITIES EXCHANGE ACT OF 1934

Plaintiff, by his undersigned attorneys, for this complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This action stems from a proposed transaction announced on December 22, 2017 (the “Proposed Transaction”), pursuant to which Ignyta, Inc. (“Ignyta” or the “Company”) will be acquired by Roche Holdings, Inc. (“Parent”) and its wholly-owned subsidiary, Abingdon Acquisition Corp. (“Merger Sub,” and together with Parent, “Roche”).

2. On December 21, 2017, Ignyta’s Board of Directors (the “Board” or “Individual Defendants”) caused the Company to enter into an agreement and plan of merger (the “Merger Agreement”) with Roche. Pursuant to the terms of the Merger Agreement, Merger Sub commenced a tender offer (the “Tender Offer”), currently set to expire at midnight, Eastern Time, on February 7, 2018, to acquire all of Ignyta’s outstanding common stock for $27.00 in cash for each share of Ignyta common stock. If the Tender Offer is completed, Merger Sub will be merged with and into the Company, and the Company will continue as the surviving corporation as a wholly owned subsidiary of Parent.

3. On January 10, 2018, defendants filed a Schedule 14D-9 Solicitation/Recommendation Statement (the “Solicitation Statement”) with the United States Securities and Exchange Commission (“SEC”) in connection with the Proposed Transaction.

4. The Solicitation Statement omits material information with respect to the Proposed Transaction, which renders the Solicitation Statement false and misleading. Accordingly, plaintiff alleges herein that defendants violated Sections 14(e), 14(d), and 20(a) of the Securities Exchange Act of 1934 (the “1934 Act”) in connection with the Solicitation Statement.

JURISDICTION AND VENUE

5. This Court has jurisdiction over all claims asserted herein pursuant to Section 27 of the 1934 Act because the claims asserted herein arise under Sections 14(e), 14(d), and 20(a) of the 1934 Act and Rule 14a-9.

6. This Court has jurisdiction over defendants because each defendant is either a corporation that conducts business in and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7. Venue is proper under 28 U.S.C. § 1391 because a substantial portion of the transactions and wrongs complained of herein occurred in this District.

PARTIES

8. Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Ignyta common stock.

9. Defendant Ignyta is a Delaware corporation and maintains its principal executive offices at 4545 Towne Centre Court, San Diego, California 92121. Ignyta’s common stock is traded on the NasdaqCM under the ticker symbol “RXDX.” Ignyta is a party to the Merger Agreement.

10. Defendant Jonathan E. Lim (“Lim”) is the Chairman of the Board, and the President and Chief Executive Officer (“CEO”) of Ignyta.

11. Defendant James Bristol (“Bristol”) is a director of Ignyta.

12. Defendant Alex Casdin (“Casdin”) is a director of Ignyta.

13. Defendant Heiner Dreismann (“Dreismann”) is a director of Ignyta. From 1985 to 2006, Dreismann worked at Roche where he held several senior positions, including President and CEO of Roche Molecular Systems, Head of Global Business Development at Roche Diagnostics, and Member of Roche’s Global Diagnostic Executive Committee.

14. Defendant James Freddo (“Freddo”) is a director Ignyta.

15. Defendant Steve Hoerter (“Hoerter”) is a director of Ignyta.

16. The defendants identified in paragraphs 10 through 15 are collectively referred to herein as the “Individual Defendants.”

17. Defendant Parent is a Delaware corporation and a party to the Merger Agreement.

18. Defendant Merger Sub is a Delaware corporation, a wholly-owned subsidiary of Parent, and a party to the Merger Agreement.

CLASS ACTION ALLEGATIONS

19. Plaintiff brings this action as a class action on behalf of himself and the other public stockholders of Ignyta (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

20. This action is properly maintainable as a class action.

21. The Class is so numerous that joinder of all members is impracticable. As of December 21, 2017, there were approximately 67,588,900 shares of Ignyta common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

22. Questions of law and fact are common to the Class, including, among others, whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

23. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

24. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

25. Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

Background of the Company and the Proposed Transaction

26. Ignyta is a biotechnology company focused on precision medicine in oncology. The Company’s goal is not just to shrink tumors, but to eradicate residual disease in precisely defined patient populations through their integrated therapeutic (“Rx”) and companion diagnostic (“Dx”) strategy for treating cancer patients. Ignyta’s Rx efforts are focused on in-licensing or acquiring, then developing and commercializing molecularly targeted therapies that are foundational for eradicating residual disease. Its Dx efforts aim to pair the Company’s product candidates with biomarker-based companion diagnostics that are designed to precisely identify, at the molecular level, the patients who are most likely to benefit from the Company’s therapies.

27. Ignyta’s current pipeline includes the following compounds:

•	entrectinib (formerly called RXDX-101), a CNS-active, potent, and selective small molecule tyrosine kinase inhibitor of the TRK (tropomyosin receptor kinase) family of tyrosine kinase receptors (TRKA, TRKB and TRKC), and ROS1 proteins, which is in a Phase 2 clinical study and two Phase 1 clinical studies in molecularly defined adult patient populations for the treatment of solid tumors, and a Phase 1/1b clinical study in pediatric patients with advanced solid tumor malignancies;

•	RXDX-105, an orally bioavailable, small molecule tyrosine kinase inhibitor of RET that spares the vascular endothelial growth factor receptor, which has completed enrollment in a Phase 1b clinical trial;

•	taladegib, an orally bioavailable, small molecule hedgehog/smoothened antagonist that has achieved clinical proof-of-concept and a recommended Phase 2 dose in a Phase 1 dose escalation trial; and

•	RXDX-106, a novel small molecule immunomodulatory agent with potent anti-tumor activity, alone and in combination with checkpoint inhibitors, that appears to restore and enhance overall immune function by reversing immunosuppression of innate immune cells in the tumor microenvironment through TYRO3, AXL, and MER receptor tyrosine kinase inhibition that is in late preclinical development.

28. The Company acquired exclusive global development and commercialization rights to entrectinib under a license agreement with Nerviano Medical Sciences S.r.l. that became effective in November 2013. It acquired the RXDX-105 and RXDX-106 development programs in an asset purchase transaction with Cephalon, Inc., an indirect subsidiary of Teva Pharmaceutical Industries Ltd., in March 2015. Finally, Ignyta acquired exclusive, global development and commercialization rights to taladegib under a license agreement with Eli Lilly and Company in November 2015.

29. On December 21, 2017, the Individual Defendants caused the Company to enter into the Merger Agreement with Roche, pursuant to which Merger Sub commenced the Tender Offer, currently set to expire at midnight, Eastern Time, on February 7, 2018, to acquire all of Ignyta’s outstanding common stock for $27.00 in cash for each share of Ignyta common stock. If the Tender Offer is completed, Merger Sub will be merged with and into the Company, and the Company will continue as the surviving corporation as a wholly owned subsidiary of Parent.

The Solicitation Statement Omits Material Information, Rendering It False and Misleading

30. On January 10, 2018, defendants filed the Solicitation Statement with the SEC in connection with the Proposed Transaction.

31. The Solicitation Statement omits material information with respect to the Proposed Transaction, which renders the Solicitation Statement false and misleading.

32. The Solicitation Statement omits material information regarding Ignyta’s financial projections and the valuation analyses performed by Ignyta’s financial advisors in connection with the Proposed Transaction, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) and J.P. Morgan Securities LLC (“J.P. Morgan”).

33. The disclosure of projected financial information is material because it provides stockholders with a basis to project the future financial performance of a company, and allows stockholders to better understand the financial analyses performed by the company’s financial advisor in support of its fairness opinion. Moreover, when a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed.

34. The Solicitation Statement currently discloses certain of the Company’s financial projections for years 2018 through 2032 for the: (i) “Consolidated P&L (Unadjusted),” which is a consolidated enterprise profit and loss statement that does not adjust for the probability of success of the products currently under development by the Company; (ii) the “Consolidated P&L (PoS Adjusted),” which is a consolidated enterprise profit and loss statement that does adjust for the probability of success of the products currently under development by the Company, but does not include the impact of the Tax Cuts & Jobs Act; and (iii) the “Consolidated P&L (PoS Adjusted) — (Pending Tax Law Case),” which is a consolidated enterprise profit and loss statement that does adjust for the probability of success of the products currently under development by the Company, and does include the impact of the Tax Cuts & Jobs Act.

35. With respect to the Company’s financial projections, the Solicitation Statement fails to disclose: (i) the Company’s projected unlevered free cash flows and its line items, both pre- and post-tax shield from NOLs, for years 2018 through 2032 for the Consolidated P&L (Unadjusted) case; (ii) Company management’s assumptions regarding the probability of success of the products currently under development by the Company, including the likelihood of technical, clinical, and regulatory success of each of the Company’s product candidates; and (iii) the Company’s cash flows for each of the Company’s products and product candidates for years 2018 through 2032 for each of the Consolidated P&L (Unadjusted), Consolidated P&L (PoS Adjusted), and Consolidated P&L (PoS Adjusted) — (Pending Tax Law Case) sets of projections.

36. Additionally, the Solicitation Statement discloses certain projections of Ignyta for non-GAAP (generally accepted accounting principles) metrics, including Operating Income and Unlevered Free Cash Flow, but it fails to provide stockholders with the necessary reconciliation of the non-GAAP projections to the most comparable GAAP measures.

37. To avoid misleading stockholders with non-GAAP financial measures in business combinations such as the Proposed Transaction, publicly traded companies must provide a reconciliation of the differences between the non-GAAP financial measures with the most comparable financial measures calculated and presented in accordance with GAAP. Indeed, defendants acknowledge in the Solicitation Statement that “Operating Income does not represent funds available for discretionary use and is not intended to represent or to be used as a substitute for net income or cash flows from operations data, as measured under U.S. GAAP,” and that “Unlevered Free Cash Flow is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.” As such, stockholders are entitled to a reconciliation of the non-GAAP projections to the most comparable GAAP measures.

38. With respect to BofA Merrill Lynch’s Selected Publicly Traded Companies Analyses, the Solicitation Statement fails to disclose the individual multiples and financial metrics for each of the companies observed by BofA Merrill Lynch in its analysis.

39. With respect to BofA Merrill Lynch’s Selected Transactions Analysis, the Solicitation Statement fails to disclose the individual multiples and financial metrics for each of the transactions observed by BofA Merrill Lynch in its analysis.

40. With respect to BofA Merrill Lynch’s Discounted Cash Flow Analysis, the Solicitation Statement fails to disclose: (i) the specific inputs and assumptions underlying the discount rate range of 12.25% to 16.25% calculated and used by BofA Merrill Lynch in its analysis; (ii) the present value of the benefits from the Company’s net operating loss carryforwards and future losses over the period from calendar year 2018 through calendar year 2020; (iii) BofA Merrill Lynch’s basis for selecting perpetuity growth rates of negative 50% to negative 30%; and (iv) the terminal exit multiples implied by BofA Merrill Lynch’s analysis.

41. With respect to J.P. Morgan’s Discounted Cash Flow Analysis, the Solicitation Statement fails to disclose: (i) the specific inputs and assumptions underlying the discount rate range of 11.00% to 15.00% calculated and used by J.P. Morgan in its analysis; (ii) the amount of net cash that J.P. Morgan added to the present value of the unlevered free cash flow estimates and the range of terminal values; (iii) whether J.P. Morgan incorporated the present value of the benefits from the Company’s net operating loss carryforwards and future losses in its analysis (and if so, the amount it added, and if not, the reason it did not); (iv) J.P. Morgan’s basis for selecting perpetuity growth rates of negative 50% to negative 30%; and (v) the terminal exit multiples implied by J.P. Morgan’s analysis.

42. The omission of this material information renders the Solicitation Statement false and misleading, including, inter alia, the following section of the Solicitation Statement: (i) Background and Reasons for the Company Board’s Recommendation; and (ii) Certain Projections.

43. The Solicitation Statement omits material information relating to potential conflicts of interest of BofA Merrill Lynch and J.P. Morgan. Due to the central role played by investment banks in the evaluation, exploration, selection, and implementation of strategic alternatives, stockholders are entitled to the full disclosure of investment banker compensation and all potential conflicts of interest.

44. With respect to BofA Merrill Lynch, the Solicitation Statement lists a number of services that “BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide” to Roche and its affiliates, and states that BofA Merrill Lynch earned approximately $1 million for those services from December 1, 2015 through November 30, 2017. The Solicitation Statement, however, fails to disclose precisely what services BofA Merrill Lynch was providing to Roche or its affiliates during its engagement by Ignyta in connection with the Proposed Transaction, and the amount of compensation that Roche has earned or expects to earn from those services. In light of BofA Merrill Lynch’s probable simultaneous engagement by Ignyta and Roche, defendants must fully disclose the precise nature of BofA Merrill Lynch’s current engagements by Roche, including the timing of the engagements, the scope and terms of the engagements, and the amount of compensation that BofA Merrill Lynch is expected to earn in connection with the engagements.

45. Further, the Solicitation Statement indicates that the Board decided to engage BofA Merrill Lynch as a financial advisor to the Company in light of, among other things, “the Company’s prior positive experience with BofA Merrill Lynch as an advisor to the Company.” The Solicitation Statement, however, fails to disclose the nature, timing, and terms of BofA Merrill Lynch’s past financial and advisory engagements by Ignyta, including the amount of compensation that BofA Merrill Lynch has earned in connection with those engagements.

46. With respect to J.P. Morgan, the Solicitation Statement states that, “[d]uring the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Parent or its affiliates for which J.P. Morgan and such affiliates have received customary compensation.” However, according to J.P. Morgan’s fairness opinion, which is attached as Annex II to the Solicitation Statement, “[d]uring the two years preceding the date of this letter, neither we [J.P. Morgan] nor our affiliates have had any material financial advisory or other material commercial or investment banking relationships with the Acquiror.”

47. The Solicitation Statement must clarify whether J.P. Morgan has provided services to Roche or its affiliates in the past. If it has, the Solicitation Statement must disclose the nature, timing, and terms of those past engagements and services, including whether any of those services have occurred during J.P. Morgan’s engagement by Ignyta in connection with the Proposed Transaction. Further, the Solicitation Statement must disclose whether the Board was made aware of J.P. Morgan’s past services and relationship with Roche, and if so, when the Board was made aware and by whom. The Solicitation Statement must also disclose the reason J.P. Morgan’s fairness opinion states that it has not had any financial advisory or other commercial or investment banking relationships with Roche.

48. The omission of this material information renders the Solicitation Statement false and misleading, including, inter alia, the following section of the Solicitation Statement: (i) Background and Reasons for the Company Board’s Recommendation; and (ii) Annex II Opinion of J.P. Morgan Securities LLC.

49. The Solicitation Statement omits material information regarding potential conflicts of interest of the Company’s executive officers. Specifically, the Solicitation Statement fails to disclose whether any representatives of Roche have made any overtures to, or have had any discussions with, any of Ignyta’s executive officers or directors regarding post-merger employing or directorships during the negotiations leading to the execution of the Merger Agreement. To the extent that any such discussions or overtures have occurred, the Solicitation Statement must fully disclose the nature, timing, and substance of those discussions or overtures, including who participated in the discussions. This information is necessary for stockholders to understand potential conflicts of interest of management and the Board, as that information provides illumination concerning motivations that would prevent fiduciaries from acting solely in the best interests of the Company’s stockholders.

50. The omission of this material information renders the Solicitation Statement false and misleading, including, inter alia, the following section of the Solicitation Statement: (i) Arrangements with Current Executive Officers and Directors of the Company; and (ii) Background and Reasons for the Company Board’s Recommendation.

51. The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to Ignyta’s stockholders.

COUNT I

(Claim for Violation of Section 14(e) of the 1934 Act Against Defendants)

52. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

53. Section 14(e) of the 1934 Act states, in relevant part, that:

It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading . . . in connection with any tender offer or request or invitation for tenders[.]

54. Defendants disseminated the misleading Solicitation Statement, which contained statements that, in violation of Section 14(e) of the 1934 Act, in light of the circumstances under which they were made, omitted to state material facts necessary to make the statements therein not misleading.

55. The Solicitation Statement was prepared, reviewed, and/or disseminated by defendants.

56. The Solicitation Statement misrepresented and/or omitted material facts in connection with the Proposed Transaction as set forth above.

57. By virtue of their positions within the Company and/or roles in the process and the preparation of the Solicitation Statement, defendants were aware of this information and their duty to disclose this information in the Solicitation Statement.

58. The omissions in the Solicitation Statement are material in that a reasonable shareholder will consider them important in deciding whether to tender their shares in connection with the Proposed Transaction. In addition, a reasonable investor will view a full and accurate disclosure as significantly altering the total mix of information made available.

59. Defendants knowingly or with deliberate recklessness omitted the material information identified above in the Solicitation Statement, causing statements therein to be materially incomplete and misleading.

60. By reason of the foregoing, defendants violated Section 14(e) of the 1934 Act.

61. Because of the false and misleading statements in the Solicitation Statement, plaintiff and the Class are threatened with irreparable harm.

62. Plaintiff and the Class have no adequate remedy at law.

COUNT II

(Claim for Violation of 14(d) of the 1934 Act Against Defendants)

63. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

64. Section 14(d)(4) of the 1934 Act states:

Any solicitation or recommendation to the holders of such a security to accept or reject a tender offer or request or invitation for tenders shall be made in accordance with such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.

65. Rule 14d-9(d) states, in relevant part:

Any solicitation or recommendation to holders of a class of securities referred to in section 14(d)(1) of the Act with respect to a tender offer for such securities shall include the name of the person making such solicitation or recommendation and the information required by Items 1 through 8 of Schedule 14D-9 (§ 240.14d-101) or a fair and adequate summary thereof[.]

Item 8 requires that directors must “furnish such additional information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.”

66. The Solicitation Statement violates Section 14(d)(4) and Rule 14d-9 because it omits the material facts set forth above, which renders the Solicitation Statement false and/or misleading.

67. Defendants knowingly or with deliberate recklessness omitted the material information set forth above, causing statements therein to be materially incomplete and misleading.

68. The omissions in the Solicitation Statement are material to plaintiff and the Class, and they will be deprived of their entitlement to make a fully informed decision with respect to the Proposed Transaction if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

69. Plaintiff and the Class have no adequate remedy at law.

COUNT III

(Claim for Violation of Section 20(a) of the 1934 Act

Against the Individual Defendants and Roche)

70. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein. 71. The Individual Defendants and Roche acted as controlling persons of Ignyta within the meaning of Section 20(a) of the 1934 Act as alleged herein. By virtue of their positions as officers and/or directors of Ignyta and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Solicitation Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that plaintiff contends are false and misleading.

72. Each of the Individual Defendants and Roche was provided with or had unlimited access to copies of the Solicitation Statement alleged by plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause them to be corrected.

73. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control and influence the particular transactions giving rise to the violations as alleged herein, and exercised the same. The Solicitation Statement contains the unanimous recommendation of the Individual Defendants to approve the Proposed Transaction. They were thus directly connected with and involved in the making of the Solicitation Statement.

74. Roche also had direct supervisory control over the composition of the Solicitation Statement and the information disclosed therein, as well as the information that was omitted and/or misrepresented in the Solicitation Statement.

75. By virtue of the foregoing, the Individual Defendants and Roche violated Section 20(a) of the 1934 Act.

76. As set forth above, the Individual Defendants and Roche had the ability to exercise control over and did control a person or persons who have each violated Section 14(e) of the 1934 Act and Rule 14a-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the 1934 Act.

77. As a direct and proximate result of defendants’ conduct, plaintiff and the Class are threatened with irreparable harm.

78. Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:

A. Enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

B. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages;

C. Directing the Individual Defendants to file a Solicitation Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading;

D. Declaring that defendants violated Sections 14(e), 14(d), and 20(a) of the 1934 Act, as well as Rule 14a-9 promulgated thereunder;

E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

Dated: January 19, 2018		WEISSLAW LLP

	By:	/s/: Joel E. Elkins
Joel E. Elkins (SBN 256020)
9107 Wilshire Blvd., Suite 450
Beverly Hills, CA 90210
Telephone: 310/208-2800
Facsimile: 310/209-2348

Attorneys for Plaintiff
OF COUNSEL:

RIGRODSKY & LONG, P.A.

Brian D. Long

Gina M. Serra

300 Delaware Ave., Suite 1220

Wilmington, DE 19801

Telephone: 302/295-5310

Facsimile: 302/654-7530

CERTIFICATION OF PLAINTIFF

I, Anthony Franchi (“Plaintiff’), hereby declare as to the claims asserted under the federal securities laws that:

1. Plaintiff has reviewed the complaint and authorizes its filing.

2. Plaintiff did not purchase the security that is the subject of this action at the direction of Plaintiff’s counselor in order to participate in any private action.

3. Plaintiff is willing to serve as a representative party on behalf of the class, either individually or as part of a group, and I will testify at deposition or trial, if necessary. I understand that this is not a claim form and that I do not need to execute this Certification to share in any recovery as a member of the class.

4. Plaintiff’s purchase and sale transactions in the Ignyta, Inc. (NasdaqCM: RXDX) security that is the subject of this action during the class period is/are as follows:

PURCHASES

Buy Date	Shares	Price per Share
12/6/17	10	$15.34

SALES

Sell Date	Shares	Price per Share

Please list additional transactions on separate sheet of paper, if necessary.

5. Plaintiff has complete authority to bring a suit to recover for investment losses on behalf of purchasers of the subject securities described herein (including Plaintiff, any co-owners, any corporations or other entities, and/or any beneficial owners).

6. During the three years prior to the date of this Certification, Plaintiff has not moved to serve as a representative party for a class in an action filed under the federal securities laws.

7. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond Plaintiff’s pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the Court.

I declare under penalty of perjury that the foregoing is true and correct.

Executed this 17th day of January, 2018.

/s/: Anthony Franchi
Anthony Franchi

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